October 7, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes, Assistant Director
Dorrie Yale, Staff Attorney
Joseph McCann, Staff Attorney
Lisa Vanjoske, Assistant Chief Accountant
Christine Torney, Accountant

RE:	Myovant Sciences Ltd.
Registration Statement on Form S-1
Filed September 30, 2016
File No. 333-213891

Ladies and Gentlemen:

On behalf of Myovant Sciences Ltd. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 8, 2016 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted with the Commission on July 11, 2016, resubmitted to the Commission on August 26, 2016 and September 23, 2016, and subsequently filed by the Company with the Commission on September 30, 2016 (File No. 333-213891) (the “Registration Statement”), we submit this supplemental letter to further address comment 12 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

12.      Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

October 7, 2016

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the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common shares underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common shares and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[*] to $[*] per share (the “Price Range”) for its IPO. Please note that the foregoing per share amounts do not reflect the impact of a potential reverse stock split that the Company may implement.

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Among the factors that were considered in setting the Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly-traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	the completion of an End of Phase 2 meeting with the U.S. Food and Drug Administration (the “FDA”);

•	recent performance of IPOs of generally comparable companies;

•	business developments impacting the Company; and

•	inputs received from the lead underwriters, including discussions that took place on the 4th and 5th of October 2016 between senior management of the Company and representatives of Citigroup Global Markets Inc., Cowen and Company, LLC, Evercore Group L.L.C. and Barclays Capital Inc.

The Price Range does not take into account the current lack of liquidity for the Company’s common shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

October 7, 2016

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being sold in an acquisition transaction. Prior to October 4, 2016, the Company and underwriters had not had any specific discussions regarding the Price Range.

The Company expects to include a narrower price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show. The Company confirms to the Staff that in accordance with Item 501(b)(3) of Regulation S-K and CD&I 134.04, this price range will not be in excess of 20% of the high end of the range. The parameters of the narrower price range will be subject to then-current market conditions, continuing discussions with the underwriters and any business developments impacting the Company.

Summary of Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. Since inception, the Company has issued the following equity awards to its employees, consultants and members of its board of directors:

Date of Grant	Type of Equity Award	Shares Underlying Stock Options	Exercise Price	Original Fair Value Per Share
June 16, 2016	Restricted Common Shares	2,000,000	$ —	$ 0.86
August 19, 2016	Option Grants	1,068,500	1.34	1.34
September 12, 2016	Option Grants	420,000	1.36	1.36
September 21, 2016	Option Grants	595,000	2.88	2.88

The Company has not granted any other equity awards since September 21, 2016.

Historical Determinations of Fair Value

The Company, with the assistance of an unrelated third-party valuation firm, performed a valuation of its common shares as of April 29, July 31, August 31 and September 16, 2016 to assist in its determination of fair value for the equity awards set forth above. The valuations were prepared in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for the common shares, the Company’s board of directors exercised significant judgment and considered numerous objective and subjective factors to determine the estimated fair value of the Company’s common shares as of the date of each equity grant, including various valuation methods as well as the factors discussed on page 66 of the Registration Statement. The valuation methods considered for allocating the enterprise value across the Company’s common shares to determine the fair value of its common shares include the following:

•	Probability-Weighted Expected Return Method (the “PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

October 7, 2016

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•	Monte Carlo Simulation (the “MCS”) method: Under the MCS method, current value of an asset is expressed as the sum of probable future cash flows across various scenarios and time frames, discounted for risk and time.

•	Discounted Cash Flow Method (the “DCF”) method: Under the DCF method, the future estimates of cash flows are discounted using a discount rate that is appropriate to the risk in the cash flows.

In the course of preparing the Company’s financial statements, and with the benefit of hindsight, the Company has re-assessed the fair value of its common shares for the June, August and September 2016 grants, as described below.

Assessment of Fair Value of June 16, 2016 Grant

The Company and a third-party valuation firm performed a valuation of the Company’s common shares as of April 29, 2016 on a non-marketable, minority interest basis. The enterprise value was determined to be $86.7 million using the DCF method. A discount for lack of marketability of 24.0% was then applied to the common shares, resulting in a fair value of $0.86 per share.

The Company believes that the difference between the fair value of $0.86 per share estimated by the Company and the Price Range was the result of changes in the Company’s relevant business conditions, including increased likelihood of having access to capital to fund its future development, the hiring of key employees to execute its strategy, including its Principal Executive Officer and its Principal Financial Officer, and the completion of an End of Phase 2 meeting with the FDA, which is a significant driver of the overall enterprise value of the Company. The Company respectfully submits that without the successful completion of an End of Phase 2 meeting with the FDA that would permit the Company to advance relugolix, its lead product candidate, into Phase 3 clinical trials for the treatment of heavy menstrual bleeding associated with uterine fibroids, the prospects for an IPO in the fourth quarter of 2016 would have been significantly diminished and the IPO would probably have been delayed until at least 2017.

The Company considered whether it was appropriate to re-evaluate the fair value of $0.86 per share used to record its share-based compensation expense for the June 16, 2016 grant of 2,000,000 restricted common shares to its Principal Executive Officer. Given the Company’s Principal Executive Officer was the first employee of the Company and there was significant uncertainty regarding the IPO as of the date of grant and an IPO was at least four months away and could only occur following the completion of a successful End of Phase 2 meeting with the FDA, the Company concluded it is not appropriate to use the midpoint of the price range to be included in an amendment to the Registration Statement to value this equity award, but rather to use a straight-line linear analysis to determine the revised fair value. The linear analysis suggests a revised fair value of $[*] per share. Using this revised fair

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

October 7, 2016

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value, the incremental share-based compensation expense would be $[*] for the first quarter ended June 30, 2016. The Company respectfully submits it does not intend to record the share-based compensation expense during the quarter ended June 30, 2016 as it is not material to such period as the grant was made within the last two weeks of the period. The Company has concluded, however, that it will apply this linear analysis using the actual price range to be included in an amendment to the Registration Statement to value this award on a prospective basis and will disclose this change in such amendment.

Assessment of Fair Value of August 19, 2016 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common shares as of July 31, 2016 on a non-marketable, minority interest basis using the MCS method, which as applied, is a type of PWERM. The enterprise value was determined to be $120.5 million using the DCF method. The Company revised the enterprise valuation methodology in light of the Company’s potential to raise more capital than previously estimated, as evidenced by the Company’s engagement of a bank group and initial submission of a confidential registration statement with the Commission. The MCS model assumed: (1) 60% probability of an IPO occurring around the end of October 2016 or at a later date, if needed; (2) an additional capital raise through a follow-on public offering (“FPO”) one year following the IPO, if funds raised from the IPO are less than $[*]; (3) an expected term of 0.25 years; (4) a risk free rate of 0.28%; and (5) equity volatility of 75.0% based on the historical equity volatility of comparable public companies. Discounts for lack of marketability of 10.0% for 0.25 years for the IPO and 20.0% for 1.25 years for the FPO were then applied to the common shares, resulting in a fair value of $1.34 per share.

The Company’s board of directors, after taking into account the July 31, 2016 valuation, the other factors described in the Registration Statement, and relevant business conditions, development stage and corporate history of the Company, determined to grant options to purchase 1,068,500 common shares on August 19, 2016 with an exercise price of $1.34 per share.

With the benefit of hindsight, for financial reporting purposes, the Company has determined to record additional share-based compensation expense for such options, assuming a revised fair value equal to the midpoint of the price range to be included in an amendment to the Registration Statement, which is preliminarily estimated to be $[*] per share.

Assessment of Fair Value of September 12, 2016 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common shares as of August 31, 2016 on a non-marketable, minority interest basis using the same PEWRM methodology that was used for the July 31, 2016 valuation. The enterprise value was determined to be $122.8 million using the DCF method. The MCS model assumed: (1) 60% probability of an IPO occurring around the end of October 2016 or at a later date, if needed; (2) an additional capital raise through an FPO one year following the IPO, if funds raised from the IPO are less than $[*]; (3) an expected term of 0.17 years; (4) a risk free rate of

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

October 7, 2016

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0.30%; and (5) equity volatility of 75.0% based on the historical equity volatility of comparable public companies. Discounts for lack of marketability of 10.0% for 0.17 years for the IPO and 20.0% for 1.17 years for the FPO were then applied to the common shares, resulting in a fair value of $1.36 per share.

The Company’s board of directors, after taking into account the August 31, 2016 valuation, the other factors described in the Registration Statement, and relevant business conditions, development stage and corporate history of the Company, determined to grant options to purchase 420,000 common shares on September 12, 2016 with an exercise price of $1.36 per share.

With the benefit of hindsight, for financial reporting purposes, the Company has determined to record additional share-based compensation expense for such options, assuming a revised fair value equal to the midpoint of the price range to be included in an amendment to the Registration Statement, which is preliminarily estimated to be $[*] per share.

Assessment of Fair Value of September 21, 2016 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common shares as of September 16, 2016 on a non-marketable, minority interest basis using the same PWERM methodology that was used for the July 31 and August 31, 2016 valuations. The enterprise value was determined to be $261.8 million using a combination of the Market Approach and the DCF method. The primary driver of this increase was an indication of value received from an institutional investor during a testing-the-waters meeting. The MCS model assumed: (1) 60% probability of an IPO occurring around the end of October 2016 or at a later date, if needed; (2) an additional capital raise through an FPO one year following the IPO, if funds raised from the IPO are less than $[*]; (3) an expected term of 0.12 years; (4) a risk free rate of 0.22%; and (5) equity volatility of 75.0% based on the historical equity volatility of comparable public companies. Discounts for lack of marketability of 10.0% for 0.12 years for the IPO and 20.0% for 1.12 years for the FPO were then applied to the common shares, resulting in a fair value of $2.88 per share.

The Company’s board of directors, after taking into account the September 16, 2016 valuation, the other factors described in the Registration Statement, and relevant business conditions, development stage and corporate history of the Company, determined to grant options to purchase 595,000 common shares on September 21, 2016 with an exercise price of $2.88 per share.

With the benefit of hindsight, for financial reporting purposes, the Company has determined to record additional share-based compensation expense for such options, assuming a revised fair value equal to the midpoint of the price range to be included in an amendment to the Registration Statement, which is preliminarily estimated to be $[*] per share.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

October 7, 2016

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Summary

The Company believes that the primary differences between the fair value of its common shares on the date of grant and the estimated Price Range are a result of the following:

1.	In mid- to late September 2016, the Company made highly qualified additions to the Company’s board of directors and senior leadership team, which were favorably perceived by the investment community in its testing-the-waters meetings.

2.	In mid-September 2016, the Company received feedback from an institutional investor during a testing-the-waters meeting suggesting an indication of value between $[*] and $[*].

3.	As a result of additional positive feedback from potential investors in recent testing-the-waters meetings and input received from the Company’s underwriters, as well as the Company’s successful completion of an End of Phase 2 meeting with FDA, the Company now estimates a preliminarily pre-IPO valuation of between $[*] and $[*]. The Company respectfully advises the Staff that, to its knowledge, only a few biotechnology companies have achieved this pre-IPO valuation in past years.

4.	The Price Range represents a future price for shares of common stock that, if issued in the Company’s IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the grant dates represents a contemporaneous estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for stock that is never publicly-traded and, even if an IPO is successfully completed, will remain illiquid at least until the expiration of the 180-day lockup period following the IPO. As the Company is a private entity, the MCS models at each valuation date appropriately applied discounts for lack of marketability of 10% to 20%.

5.	The MCS models applied a 60% probability to an IPO occurring around the end of October 2016 or at a later date, if needed, whereas the Price Range necessarily assumes the successful completion of an IPO, subject to market conditions. The Company respectfully advises the Staff that only 26 biotechnology companies have completed their initial public offerings since January 1, 2016, as compared to the 58 biotechnology IPOs completed in 2015, reflecting general uncertainty in the capital markets regarding new issuances by companies in the life science industry.

Based on the above analysis, the Company respectfully submits to the Staff that, while the determination of the fair value of its common stock in August and September 2016 was consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, with the benefit of hindsight for financial reporting purposes, the Company has determined to record additional share-based compensation expense with respect to such stock options based upon the midpoint of the Price Range.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

October 7, 2016

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Please contact me at (650) 843-5059 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/S/ JOHN T. MCKENNA

John T. McKenna

Cooley LLP

cc:	Lynn Seely, M.D., Myovant Sciences, Inc.
Frank Karbe, Myovant Sciences, Inc.
Marianne L. Romeo, Myovant Sciences Ltd.
Alan Roemer, Roivant Sciences, Inc.
Matthew Gline, Roivant Sciences, Inc.
Frank F. Rahmani, Cooley LLP
Alison Haggerty, Cooley LLP
Marc D. Jaffe, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.